SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

John H. D. Dewey The Dewey Electronics Corporation 27 Muller Road Oakland, New Jersey 07436
(Name, address and telephone number of person authorized to receive notices and communications)

December 16, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 252063102000	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS JOHN H. D. DEWEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	7	SOLE VOTING POWER 320,817
SHARES BENEFICIALLY	8	SHARED VOTING POWER 172,955
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 320,817
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 172,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 252063102000	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 6 (this “Amendment”) amends the statement on Schedule 13D dated October 21, 2004, as amended, filed by John H. D. Dewey with respect to the common stock, par value $.01 per share (the “Common Stock”), of The Dewey Electronics Corporation, a New York corporation (the “Company”), by adding the following information.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Dewey used his personal funds to make the purchases described in Item 5(c) below.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  Mr. Dewey owns beneficially and of record 493,772 shares of Common Stock (the “Shares”), consisting of (i) 190,059 shares of Common Stock owned directly by Mr. Dewey, (ii) 13,500 shares of Common Stock issuable upon exercise of Company stock options which are exercisable as of or within 60 days after the date of this Amendment, (iii) 97,258 shares of Common Stock owned directly by a trust for the benefit of Mr. Dewey’s sister, of which Mr. Dewey is the sole trustee, (iv) 20,000 shares of Common Stock held in a custodial account for Mr. Dewey’s son who is a minor and (v) 172,955 shares of Common Stock held by the Estate of Frances D. Dewey (the “Estate Shares”).

The Shares represent approximately 35.90% of the 1,362,031 shares of Common Stock outstanding as of September 30, 2013.  Mr. Dewey has sole voting power and sole dispositive power with respect to the Shares, other than the Estate Shares.

On August 19, 2009, Mr. Dewey and his brother, Frederick R. Dewey, were appointed executors of the Estate of Frances D. Dewey by the Surrogate’s Court of New York County.  In such capacity, Mr. Dewey and his brother share beneficial ownership of the Estate Shares.

 (c) Transactions in the Common Stock effected during the past 60 days by Mr. Dewey:  On December 16, 2013, in two private transactions, Mr. Dewey purchased a total of 40,000 shares of Common Stock for a price of $2.50 per share, or an aggregate of $100,000.

(d) Except as set forth above, no other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 5(c) above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2013	By:	/s/ John H. D. Dewey
John H. D. Dewey